B. Andrew Rose

Chief Financial Officer

April 3, 2009

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Re:	Follow-up Letter Dated March 24, 2009 to Comment letter dated February 19, 2009, File No. 1-8399 Worthington Industries, Inc.

Dear Mr. Cash:

This letter is in response to the comment of the Securities and Exchange Commission (the “Commission “) provided in your letter dated March 24, 2009, as a follow-up to the response from Worthington Industries, Inc. (the “Company,” “we,” or “our”). In responding to this comment, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Cash

April 3, 2009

The following is your comment followed by our response:

Worthington Industries, Inc. Schedule 14A

Compensation Discussion and Analysis, page 22

1.	We have considered your response to our prior comments #7 thru #9 and we are unable to concur with your argument that the use of the comparator group information in the determination of executive compensation does not constitute benchmarking. Accordingly, as previously requested, please provide the information required by Item 402(b)(2)(xiv) of Regulation S-K. Refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, which are available on our website at http://www.sec.gov/divisions/corp/guidance/regs-kinterp.htm.

Response:

Item 402(b)(2)(xiv) of Regulation S-K provides that a Registrant should discuss:

(xiv) Whether the registrant engaged in any benchmarking of total compensation, or any material element of compensation, identifying the benchmark and, if applicable, its components (including component companies); and

We believe the following material from pages 23 and 24 of our 2008 Proxy Statement addressed most of the information contemplated by this item. It provides a description of the comparator group and states that comparator group information is reviewed with respect to “base salaries, bonuses, and long-term incentive programs.”

The [Compensation] Committee annually reviews certain market compensation information with the assistance of an independent compensation consultant, Towers Perrin, who is directly engaged by the Committee to prepare the information. This information includes information regarding compensation paid to officers with similar responsibilities by a broad-based group of more than 120 manufacturing companies with revenues between $1 billion and $10 billion (the “comparator group”). For comparison purposes, due to variance in size of the companies in the comparator group, regression analysis, which is an objective analytical tool used to determine the relationship between data, is used to adjust data. The Compensation Committee believes that using this broad-based comparator group minimizes the effects of changes to the group due to changes in data-base participation or mergers/acquisitions, lessens the impact a single entity can have on the overall data, provides more consistent results and better reflects the market in which the Company competes for executive talent.

During its review process, the Compensation Committee meets directly with the compensation consultant to review and evaluate comparator group information with respect to base salaries, bonuses and long-term incentive programs. The Company and the Compensation Committee are committed to reviewing compensation for market competitiveness, and to employing incentive compensation vehicles and practices that continue to drive Company performance and that are aligned with shareholder

Mr. John Cash

April 3, 2009

interests. The Compensation Committee reviews the information provided by the compensation consultant as an important factor in determining the appropriate levels and mix of executive compensation.

The following provides additional information on the comparator group and its component companies.

The comparator group comprises all manufacturing companies maintained in the executive compensation database of our compensation consultant at the time the study is conducted with revenues between $1 billion and $10 billion. Changes in that group occur as companies begin or cease participation in the database, due to the sale, merger or acquisition of companies included, due to an increase or decrease in revenues, or for other reasons.

Exhibit A sets forth the entities in the comparator group at the time of the Towers-Perrin study.

We would intend to include additional information similar to the above in future filings as it remains applicable.

We believe the above is responsive to your comments. Should you need further information, please contact Dale Brinkman, General Counsel at (614) 438-3001.

Sincerely,

/s/ B. Andrew Rose
B. Andrew Rose
Vice President and Chief Financial Officer

EXHIBIT A

2007 U.S. CDB General Industry Executive Database	1

Manufacturing Industry Companies between $1 - $10B

Company Name	Company Name
A.O. Smith	JM Family
Advanced Medical Optics	Kaman Industrial Technologies
Advanced Micro Devices	Kennametal
Agilent Technologies	KLA-Tencor
Air Products and Chemicals	Kohler
Alliant Techsystems	La-Z-Boy
American Axle & Manufacturing	Leggett and Platt
American Standard	Lexmark International
Anchor Danly	Louisiana-Pacific
Appleton Papers	MacDonald Dettwiler & Associates
Applied Materials	Makino
Armstrong World Industries	Manitowoc
ArvinMeritor	Martin Marietta Materials
Ball	Masco
Barrick Gold of North America	MeadWestvaco
Beckman Coulter	Millipore
Brady	Mine Safety Appliances
CA	Monaco Coach
Callaway Golf	MSC Industrial Direct
Cameron International	National Semiconductor
Carpenter Technology	Navistar International
Carter Holt Harvey	NCR
Celestica	Noranda Aluminum
Ceridian	Owens-Illinois
CGI	Parker Hannifin
Chesapeake	PerkinElmer
Connell	Pitney Bowes
CONSTAR International	Plexus
Cooper Standard Automotive	Plum Creek Timber
Cooper Tire & Rubber	Polymer Group
Corning	Rockwell Automation
Crown Holdings	Rockwell Collins
Curtiss-Wright	SAIC
Dana	Scotts Miracle-Gro
Dollar Thrifty Automotive Group	Seagate Technology
Donaldson	Sensata Technologies
Dresser-Rand	Smith & Nephew
EMC	Smurfit-Stone Container
FANUC Robotics America	Sonoco Products
Federal-Mogul	Steelcase
Fleetwood Enterprises	SunGard Data Systems
Flowserve	Sybron Dental Specialties
Fortune Brands	Symantec
Gates	TDK

EXHIBIT A

2007 U.S. CDB General Industry Executive Database	2

GATX	Tektronix
Goodrich	Temple-Inland
Greif Bros	Terex
GTECH	Textron
Harley-Davidson	Thomas & Betts
Harman International Industries	TI Automotive
Harsco	Timken
Hayes Lemmerz	Toro
Herman Miller	Tower Automotive
Hexcel	Trinity Industries
HNI	Unisys
IDEX	United Rentals
Ingersoll-Rand	USG
Invensys Controls	Valmont Industries
Invensys Process Systems	Visteon
Itochu International	Vulcan Materials
ITT—Corporate	W.W. Grainger